

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail
Martin Plaehn
President and Chief Executive Officer
Control4 Corporation
11734 S. Election Road
Salt Lake City, Utah 84020

> **Re:** **Control4 Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 1, 2013**
> **CIK No. 001259515**

Dear Mr. Plaehn:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Overview, page 1

1. Please provide us support for your statements of leadership, and reconcile the statement to your risk factors and other disclosures regarding competitors.

2. Please tell us whether your current products currently can perform each of the functions that you mention in the bullet points on page 1 and whether you have sold products that are currently being used for each of these functions.

3. With a view toward balanced disclosure, please tell us the portion of the 110,000 homes mentioned at the top of page 2 that have the "unified" integration of all the functions that you identify in the third sentence of your "Overview" on page 1. Also tell us the portion of your revenue from the HC-800 versus the HC-250 mentioned on page 82. We note your disclosure on page 3 that your comprehensive deployments cost $20,000 or more

and your disclosure on page 79 that more than half of our customers have configurations costing an average of $3,500. If a significant portion of your revenue is derived from sales of products with more limited functions, please say so directly and identify those functions, and tell us why you believe it is appropriate to highlight information regarding the entire home automation market in your prospectus.

Our Industry, page 2

4.   Please provide us support for the market and industry data that you cite in your document. Clearly mark the material you provide to identify the data you cite in your document. Also tell us whether you commissioned the research.

Our Solution, page 3

5.   Refer to your disclosure regarding the installation cost of $20,000 "or more". Please clarify the extent that the unified system that you describe on page 1 can exceed $20,000.

We have entered into several strategic arrangements, page 17

6.   Please file as exhibits to your registration statement the agreements that generate this risk. In an appropriate section of your document, disclose the material obligations of the parties, duration and termination provisions.

We currently rely on contract manufacturers, page 19

7.   If you do not have contracts with your two primary manufacturers or your sole-source manufacturers, please say so directly. Otherwise, please file the contracts as exhibits and, in an appropriate section of your document, disclose the material terms, including duration and termination provisions.

We are an "emerging growth company", page 25

8.   Refer to your disclosure that you are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. In an appropriate section of your prospectus, please:
- More completely describe how and when a company may lose emerging growth company status; and
- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised

accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our business is subject, 27

9.   Please identify the locations of the material manufacturers and service providers and the regions from which you derive a "significant portion" of your revenue that create the risks that you mention in this risk factor.

The use of open source software, page 31

10.   Refer to your disclosure in the last paragraph. Please clarify how it is possible that use of software in a manner that would require you to disclose your source code could have inadvertently occurred in a manner that would result in you being unaware of your obligation to disclose the source code.

Failure to maintain the security, page 32

11.   Please provide us your analysis of the risk that unauthorized third parties could obtain control of a user's appliances containing your products. If this is a material risk, please include it as a risk factor separate from the risk of issues related to the security of your data.

Special Note, page 37

12.   You should not include in your prospectus market data that you do not believe is reasonable, and you should not disclaim the data you have chosen to include in your document. Please tell us the purpose of the second sentence in the last paragraph of this section. Also, if the market data is subject to uncertainties such that you do not want investors to give it "undue weight," please tell us why you believe it is appropriate to highlight the data in your prospectus summary.

Capitalization, page 39

13.   Please revise to remove the caption "cash and cash equivalents" from the table on page 39 since this item is not part of your capitalization.

14.   Please reconcile the disclosure made in this section to the disclosure on page F-26 which states that the preferred stock only converts upon the closing of an initial public offering of common stock that reflects a pre-money valuation of at least $225 million and results in net proceeds of not less than $35 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

15.   Please provide us your analysis of the materiality of the royalty payments mentioned at the bottom of page 29, and tell us why you do not include the governing agreement as an exhibit.

16.   Please tell us the portion of revenue derived from retail customers that you mention at the top of page 67. Also tell us the number of such customers.

Factors and Trends Affecting our Performance, page 48

17.   Please identify the "certain other revenue" that you exclude from your "Core revenue." Also clarify whether Core revenue includes the third-party product revenue that you mention at the bottom of page 51.

Gross Margin, page 51

18.   Please tell us the portion of your revenue that you derive from third-party products. Also, tell us which products that you mention on pages 82 and 83 are third-party products.

Comparison of the Nine Months ended September 30, 2011 and 2012, page 54

Revenue, page 54

19.   Please disclose the portion of your revenue derived from the energy product line that you discontinued, and clarify when you discontinued the line. Also, with a view toward disclosure, please tell us the nature of the energy product and why you discontinued it.

20.   We reference the statement under Research and Development on page 55 regarding new products introduced in 2012. If material to an understanding of your revenues, please revise to describe the new products and to disclose the impact of those products on revenues.

21.   If changes in prices materially impact your revenues, please revise to quantify and describe the related impact.

Cost of Revenue and Gross Margin, page 55

22.   Please clarify what you mean by "favorable sales mix" given your disclosure on page 51 that gross margin is relatively consistent across your products. Also, please quantify the impact of each of the several factors that you say affected your margins.

Contractual Obligations, page 65

23.   Please revise the contractual obligations table to include the $26.4 million of non-cancellable purchase commitments for the purchase of inventory through September 2013, as described on page F-32 of your financial statements.

Critical Accounting Policies and Estimates, page 66

Stock-Based Compensation, page 68

24.   Once pricing information is available, please revise to provide a specific discussion of each significant factor contributing to any significant difference between the estimated fair value of your stock and the estimated IPO price (or pricing range) for the 12 months prior to the contemplated IPO. Please also disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Note that we are deferring final evaluation of share-based compensation until the estimated offering price is specified, and we may have further comments in that regard when you file an amendment containing that information.

25.   Please tell us whether you have had any preliminary pricing discussions with your underwriters. If so, please tell us about the substance of those discussions and tell us whether those discussions were considered in determining the estimated fair value of your common stock during 2012, specifically for the December 2012 grant.

Business, page 74

26.   With a view toward disclosure, please tell us the entities that provide the compliance agency approvals that you mention on page 55. Include in your response the approval process, the status of approvals that you have obtained, and when the approvals expire. Also, please tell us the extent of your revenue derived from the export licenses that you mention on page 22 and when those licenses expire.

Our Growth Strategy, page 79

27.   Please clarify how your software platform is "disruptive."

Products with Embedded Software and Services, page 82

28.   We note the classes of products that you disclose. Please also disclose the three-year revenue history by product class as required by Regulation S-K Item 101(c)(1)(i).

29.   Please clarify what the controller appliance is physically. Is it a box that requires an internet connection? What is the size?

Our Distribution Network, page 83

30.   Refer to your disclosure that your dealers install your products. Please tell us whether your agreement with Best Buy requires that its staff install your products at consumers' homes.

Our Partners, page 84

31.   Please tell us what criteria you used to determine which manufacturers to name in this section, and tell us whether any other unnamed manufacturers satisfy these criteria. Also, please disclose the material obligations of you and your partners under the partnership arrangements and when the agreements expire or could be terminated.

Our Competition, page 88

32.   Please describe the extent to which competitors have eliminated or restricted your ability to control and be compatible with other products as you mention on page 18.

Our Intellectual Property, page 88

33.   We note your risk factor regarding license renewal at the bottom of page 31. Please disclose the material terms of material licenses, including expiration and termination provisions. Also, please file the material licenses as exhibits to your registration statement.

Transactions with our Significant Stockholders, page 108

34.   Please reconcile the information in this section with the information in Note 8 beginning on page F-31.

Investors' Rights Agreements, page 108

35.   Please clearly identify the related persons who are parties to the agreement, and disclose the material rights that it provides those persons. You may indicate which rights

terminate in connection with this offering. Please include in your disclosure the number of shares in this offering that the related persons may purchase.

Principal Stockholders, page 109

36.   Please include a row in the table for William B. West.

Warrants, page 114

37.   The "other than" clause in the last paragraph of this section appears to indicate that you will have warrants exercisable for preferred shares after this offering. If true, please disclose the terms of that preferred stock as they may limit or qualify the rights of the common stockholders. Otherwise, please clarify here the treatment of the Series G-1 warrants in connection with this offering. Provide us a copy of the warrant agreement if you do not believe that it is required to be filed as an exhibit to the registration statement.

Other Relationships, page 128

38.   Please provide more specific information regarding your relationships with the underwriters.

Financial Statements, page F-1

39.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-4

40.   We see from Note 8 on page F-31 that you recognized product sales revenue to investors in each of the periods presented, including $1,597,046 of revenue from Cisco Systems, Inc. for the nine months ended September 30, 2012 as discussed on page 108. Please tell us how you considered Rule 4-08(k) of Regulation S-X in assessing whether to disclose related party transactions on the face of the financial statements.

Note 7. Redeemable Convertible Preferred Stock and Stockholder's Deficit, page F-25

Warrants to Purchase Stock and Preferred Stock Warrant Liability, page F-27

41.   Please revise to disclose the terms of the preferred stock warrants that require them to be classified as liabilities and marked to fair value at each reporting period.

Stock Options, page F-28

42.   On page F-31 you disclose that unrecognized stock compensation was expected to be recognized over weighted-average periods of 8.5 years and 7.7 years as of December 31,

2011 and September 30, 2012, respectively. Please reconcile those weighted-average periods with your disclosure on page F-14 which states that you generally recognize stock-based compensation over a four year vesting period.

Note 10. Subsequent Events, page F-33

43.   We reference the disclosure that you "finalized" termination of a sales contract and recorded the early termination penalty of $750,000 and a related $1.8 million loss on purchase commitments during the nine months ended September 30, 2012. Please tell us how you analyzed the guidance in FASB ASC 855-10-25 in determining that the underlying conditions giving rise to the losses existed as of September 30, 2012. In this regard, we see that the sales contract was not terminated until December 2012.

Recent Sales of Unregistered Securities, page II-2

44.   Please address in this section the common stock issued for services mentioned on page F-6. Also, with a view toward clarified disclosure, please provide us your analysis of how you believe you complied with Rule 701(d)(2) for the sales mentioned in paragraphs (1) and (2) of your disclosure; see Rule 701(d)(3).

Exhibits

45.   Please file the Senior Executive Cash Incentive Bonus Plan mentioned on page 105.

46.   We note that the agreements you filed as exhibits 10.5 and 10.6 are missing the exhibits. Please file the complete agreements with all attachments.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Richard A. Kline